UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:_______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I -- REGISTRANT INFORMATION

Argo Group International Holdings, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

90 Pitts Bay Road
Address of Principal Executive Office (Street and Number)

Pembroke HM 08, Bermuda
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Argo Group International Holdings, Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. As a result of the additional management time and additional disclosures associated with the completion of the previously announced loss portfolio transfer with a wholly owned subsidiary of Enstar Group Limited on November 9, 2022, the completion of the sale of the Company’s wholly owned subsidiary Argo Underwriting Agency Limited (including the Company’s Lloyd’s Syndicate 1200) on February 2, 2023, and the Company’s entry into a definitive agreement and plan of merger with Brookfield Reinsurance Ltd. and BNRE Bermuda Merger Sub Ltd., a wholly owned subsidiary of Brookfield Reinsurance, on February 8, 2023 the Company has not completed all of the necessary procedures and control processes to prepare and certify the Company’s Form 10-K. As a result of this delay, the Company’s independent registered public accounting firm will need additional time to complete its audit of the financial statements and internal controls over financial reporting for the year ended December 31, 2022. This delay in filing is not the result of any disagreements with our independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company expects to file its Form 10-K prior to the end of the 15-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Scott Kirk	441	296-5858
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Argo Group International Holdings, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 1, 2023	By:	/s/ Scott Kirk
	Name:	Scott Kirk
	Title:	Chief Financial Officer